AH 3-30-2004

04018087

SECURI[...]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52109

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EnergyNet.com, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7201 I-40 West, Suite 319
(No. and Street)

Amarillo	TX	79106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim Black (806) 351-2953
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bland, Garvey, Eads, Medlock & Deppe P.C.
(Name – *if individual, state last, first, middle name*)

1202 Richardson Drive	Richardson	TX	75080-4698
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3-30-2004

OATH OR AFFIRMATION

I, William W. Britain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EnergyNet.com, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

William W.Britain President/CEO

Title

Notary Public Lisa O'Neal

LISA O'NEAL
Notary Public, State of Texas
My Commission Expires
December 16, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EnergyNet.com, Inc.

Independent Auditors' Report
and Financial Statements

Years Ended December 31, 2003 and 2002

ENERGYNET.COM, INC.
FINANCIAL STATEMENTS
For the Years Ended December 31, 2003 and 2002

Contents

BLAND
GARVEY
EADS
MEDLOCK
+DEPPE
P.C.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
EnergyNet.com, Inc.
Amarillo, Texas

We have audited the balance sheet of EnergyNet.com, Inc. as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EnergyNet.com, Inc. as of December 31, 2003 and 2002, and the results of operations, the changes in stockholders' equity, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Bland, Garvey, Eads, Medlock + Deppe, P.C.

January 16, 2004

Accountants and Consultants

1202 Richardson Drive, Suite 203
Richardson, Texas 75080-4698
Tel 972.231.2503 Fax 972.783.6501
http://www.taxsmart.com

ENERGYNET.COM, INC.
BALANCE SHEET
December 31, 2003 and 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash and equivalents	$ 2,096,409	$ 928,952
Auction proceeds receivable (Note B)	234,968	6,130
Prepaid expenses	35,276	14,559
Deferred tax asset, net of valuation allowance of $5,390 and $5,180	-	-
TOTAL CURRENT ASSETS	2,366,653	949,641
EQUIPMENT		
Software	310,539	220,033
Computer equipment	80,312	70,854
Furniture and equipment	21,454	19,453
	412,305	310,340
Less accumulated depreciation	259,457	186,804
	152,848	123,536
OTHER ASSETS		
Deferred tax asset, net of valuation allowance of $375,445 and $371,846 (Note E)	48,055	-
	$ 2,567,556	$ 1,073,177

See independent auditors' report and accompanying notes to financial statements.

ENERGYNET.COM, INC.
BALANCE SHEET
December 31, 2003 and 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 71,387	$ 62,341
Auction proceeds payable (Note C)	1,559,945	31,004
Unearned commissions	-	114,375
TOTAL CURRENT LIABILITIES	1,631,332	207,720
OTHER LIABILITIES		
Deferred tax liability (Note E)	48,055	-
COMMITMENTS AND CONTINGENCIES (Note F)		
STOCKHOLDERS' EQUITY (Note D)		
Preferred stock	177	177
Common stock	2,500	2,500
Paid-in capital in excess of par value	2,274,043	2,274,043
Retained deficit	(1,374,551)	(1,397,263)
Accumulated other comprehensive loss	(14,000)	(14,000)
	888,169	865,457
	$ 2,567,556	$ 1,073,177

See independent auditors' report and accompanying notes to financial statements.

ENERGYNET.COM, INC.
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2003 and 2002

	2003	2002
REVENUES		
Commissions	$ 1,497,192	$ 1,096,193
Other revenue	124,142	61,762
	1,621,334	1,157,955
OPERATING EXPENSES		
General and administrative expenses	1,433,172	1,198,708
Depreciation	72,653	70,505
Sales commission	98,822	76,206
	1,604,647	1,345,419
INCOME (LOSS) FROM OPERATIONS	16,687	(187,464)
OTHER INCOME (EXPENSE)		
Interest and other income	6,025	15,104
Interest expense	-	(1,514)
	6,025	13,590
INCOME (LOSS) BEFORE INCOME TAXES	22,712	(173,874)
BENEFIT FROM INCOME TAXES (Note E)	-	-
NET INCOME (LOSS)	$ 22,712	$ (173,874)

See independent auditors' report and accompanying notes to financial statements.

ENERGYNET.COM, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2003 and 2002

	Preferred Stock	Common Stock	Paid-in Capital in Excess of Par Value	Retained Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance at December 31, 2001	$ -	$ 2,500	$ 1,766,556	$ (1,223,389)	$ -	$ 545,667
Stock issued, net of offering costs of $32,796	177	-	507,487	-	-	507,664
Net loss	-	-	-	(173,874)	-	(173,874)
Change in fair value of available-for-sale securities	-	-	-	-	(14,000)	(14,000)
Comprehensive loss						(187,874)
Balance at December 31, 2002	177	2,500	2,274,043	(1,397,263)	(14,000)	865,457
Net income	-	-	-	22,712	-	22,712
Balance at December 31, 2003	$ 177	$ 2,500	$ 2,274,043	$ (1,374,551)	$ (14,000)	$ 888,169

See independent auditors' report and accompanying notes to financial statements.

ENERGYNET.COM, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 22,712	$ (173,874)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	72,653	70,505
Decrease (increase) in operating assets:		
Auction proceeds receivable	(228,838)	91,583
Prepaid expenses	(20,717)	(824)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued liabilities	9,046	25,778
Auction proceeds payable	1,528,941	(428,725)
Unearned commissions	(114,375)	61,000
Net cash provided (used) by operating activities	1,269,422	(354,557)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(101,965)	(74,674)
Net cash used by investing activities	(101,965)	(74,674)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of stock, net	-	507,664
Net cash provided by financing activities	-	507,664
NET INCREASE IN CASH AND EQUIVALENTS	1,167,457	78,433
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	928,952	850,519
CASH AND EQUIVALENTS AT END OF YEAR	$ 2,096,409	$ 928,952

See independent auditors' report and accompanying notes to financial statements.

ENERGYNET.COM, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002

	2003	2002
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	$ -	$ 1,514
Income taxes paid	$ -	$ -

See independent auditors' report and accompanying notes to financial statements.

ENERGYNET.COM, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of EnergyNet.com, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates which are determined by management.

Organization

EnergyNet.com, Inc. was organized as an S corporation on February 25, 1999, in the state of Texas. The Company is a broker-dealer registered with the Securities Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is primarily engaged in facilitating the sale of operated and nonoperated working interests, producing and nonproducing mineral interests, and royalty and overriding royalty interests in crude oil and natural gas properties between registered buyers and sellers through an Internet based live auction. The Company converted to C corporation status in 2000.

Basis of accounting

The Company prepares its financial statements on the accrual basis of accounting; whereby, revenues are recognized when earned and expenses are recognized when incurred.

Cash and equivalents

Cash and equivalents include cash on hand, amounts due from banks, and all highly liquid investments with maturities of three months or less. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk related to cash. Cash and equivalents also included $1,559,945 and $31,004 cash held for sellers at December 31, 2003 and 2002, respectively. Cash held for sellers represents cash collected from buyers and due to sellers within 10 days of auction close.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of cash flows

The Company uses the indirect method to present cash flows from operating activities. There were no noncash investing or financing activities for the years ended December 31, 2003 and 2002.

Marketable securities

Marketable securities consist of a single issue of warrants. The Company has designated these securities as available-for-sale pursuant to Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Accordingly, changes in the fair value of the warrants are recorded, net of tax, as a separate component of accumulated comprehensive income (loss). In September 2002, the Company determined that its investment in the warrants had become worthless and, accordingly, has recorded a charge to other comprehensive income of $14,000.

Equipment

Equipment is stated at cost. Software costs represent the costs of developing the Company's Internet site. Expenditures that constitute upgrades or enhancements, as defined in AICPA Statement of Position 98-1, *Accounting for the Cost of Software Developed or Maintained for Internal Use*, are capitalized.

Computers, equipment and furniture are depreciated using the double-declining balance method over five and seven years, respectively. Software is depreciated using the straight-line method over three years. Charges for repairs and maintenance that do not extend the useful lives of the related assets are expensed as incurred.

Revenue recognition

The Company recognizes commissions on property sales at closing, which are calculated as a percentage of the sales price. Title to the crude oil and natural gas properties passes directly from the seller to the buyer. Accordingly, the Company never holds an interest in the properties listed and sold on its Internet site.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Advertising costs

Advertising costs are expensed as incurred. Advertising costs included in general and administrative expenses amounted to $37,680 and $24,719 for the years ended December 31, 2003 and 2002, respectively.

Income taxes

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities using enacted tax rates in effect at year end. A valuation allowance for deferred tax assets is recorded when the Company's management believes that it is more likely than not that the benefit from the deferred tax assets will not be realized.

Stock-based compensation

Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation*, encourages, but does not require, the adoption of a fair value-based method of accounting for employee stock-based compensation transactions. The Company has elected to apply the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, in accounting for its employee stock-based compensation plans. Under Opinion No. 25, compensation cost is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant above the amount an employee must pay to acquire the stock.

NOTE B – AUCTION PROCEEDS RECEIVABLE

Auction proceeds receivable consist of proceeds receivable from winning bidders on closed auctions. No allowance for doubtful accounts was deemed necessary at December 31, 2003 or 2002.

NOTE C – AUCTION PROCEEDS PAYABLE

Auction proceeds payable represent amounts due sellers from closed auctions and are typically payable within 10 days.

NOTE D – STOCKHOLDERS' EQUITY

The Company has the following elements of stockholders' equity at December 31, 2003 and 2002:

Preferred stock

20,000,000 shares authorized, 1,772,000 shares issued and outstanding, at $.0001 par value. Holders of preferred stock are entitled to a preferential dividend of $.02745 per share if and when declared by the Board of Directors. Preferred shareholders have a preference upon liquidation, dissolution or winding up of the Company. The preferred stock is convertible to common stock at a rate of 1.22 shares of common for 1 share of preferred anytime after the date of purchase of preferred shares.

Common stock

50,000,000 voting shares authorized, 25,000,000 shares issued and outstanding at $.0001 par value.

Paid-in capital in excess of par value

Represents the proceeds received in excess of par value for common and preferred shares, net of costs associated with the issuance of the shares.

NOTE E – DEFERRED TAXES

During 2000, the Company converted from an S corporation to a C corporation for federal income tax reporting purposes. Consequently, in prior years elements of income and expense flowed through and were taxed to the shareholder on an individual basis. Now, under C corporation status, the Company is itself a taxable entity.

NOTE E – DEFERRED TAXES

The following is a summary of the significant components of the Company's deferred tax assets and liabilities at December 31, 2003 and 2002:

	2003		2002	
	Current	Noncurrent	Current	Noncurrent
Deferred tax assets				
Marketable securities	$ 5,390	$ -	$ 5,180	$ -
Net operating loss carryover	-	423,500	-	371,846
Less valuation allowance	(5,390)	(375,445)	(5,180)	(371,846)
	$ -	$ 48,055	$ -	$ -
Deferred tax liabilities				
Capital assets	$ -	$ (48,055)	$ -	$ -

The net operating loss (NOL) of $1,100,000 for tax purposes can be carried over for 20 years and is scheduled to expire in years ended 2020 to 2023. A valuation allowance has been established for the potential unrealizable portion of the NOL carryover.

NOTE F – LEASES

The Company maintains office locations in Amarillo, Dallas and Houston, Texas, and in Oklahoma City, Oklahoma. Additionally, the Company reimburses certain employees for the use of their home offices. The Company leases its office space in Amarillo under a noncancelable operating lease and leases the remainder of its locations under month-to-month leasing arrangements. Rent expense related to these arrangements amounted to $48,881 and $43,947 for the years ended December 31, 2003 and 2002, respectively. The Company's minimum future rent payments under its noncancelable operating lease arrangement amounted to $28,222 at December 31, 2003.

NOTE G – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $651,662, which was $551,662 in excess of its required net capital of $100,000. The Company handled no customer securities or accounts during the year ended December 31, 2003, and accordingly, is not subject to the requirements under SEC Rule 15c3-3.

NOTE H – RELATED PARTY TRANSACTIONS

The Company had an agreement with an affiliate under which the affiliate prepaid its commissions on oil and gas properties listed for sale on the Company's Internet site. Under the agreement, the affiliate paid $30,500 per month until November 30, 2002, and those prepayments were available to offset commissions on auctions closing through May 31, 2003. At December 31, 2002, the Company had unearned commission revenues under this arrangement of $114,375. These amounts were included in current liabilities on the balance sheet at December 31, 2002. The Company recognized commission revenues of $114,375 and $274,500 from the affiliate during the years ended December 31, 2003 and 2002, respectively. Additionally, the Chairman of the Company's Board of Directors is an officer of the affiliate.

NOTE I – CONCENTRATION OF RISK

During the year ended December 31, 2002, commissions from the affiliate mentioned above accounted for 31% of total commissions revenue. No other individual seller accounted for more than 10% of total commissions revenue.

NOTE J – RECLASSIFICATION OF FINANCIAL STATEMENT PRESENTATION

Certain reclassifications have been made to the 2002 financial statements to conform with the 2003 financial statement presentation. Such reclassifications had no effect on the net income as previously reported.

NOTE K – STOCK OPTION PLAN

The Company adopted the 2000 Equity Incentive Plan (the "Plan") on November 3, 2000. The Plan provides for grants of up to 3,375,000 options to employees, consultants and directors at exercise prices greater than or equal to market price on the date of the grant. Grants are at the discretion of the Company's Board of Directors, and the options typically vest in equal portions over four years and expire ten years from the date of grant.

NOTE K – STOCK OPTION PLAN

A summary of stock option transactions is as follows:

	2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at January 1	1,880,000	$ 0.15	1,605,000	$ 0.15
Granted	98,000	$ 0.15	395,000	$ 0.15
Exercised	-	-	-	-
Forfeited	-	$ 0.15	(120,000)	$ 0.15
Outstanding at December 31	1,978,000	$ 0.15	1,880,000	$ 0.15
Exercisable at December 31	1,806,750	$ 0.15	727,500	$ 0.15

Stock options granted during 2003 and 2002 all had an exercise price of $0.15, which was equal to the market price on the date of grant. Stock options granted during 2003 and 2002 had a weighted average fair value of $0.06 per option. At December 31, 2003, the weighted average remaining contractual life of the outstanding options was 7.33 years. At December 31, 2003, there were 1,772,000 options available for grant under the Plan.

Had compensation costs been determined based on the fair value at the grant dates under the Plan consistent with the method prescribed by SFAS No. 123, the net income (loss) would have increased to the pro forma amounts listed below:

	2003	2002
Reported	$ 22,712	$ (173,875)
Pro-forma	$ (1,516)	$ (186,375)

NOTE K – STOCK OPTION PLAN

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002
Dividend yield	0%	0%
Risk-free interest rate	5%	5%
Expected lives	10 years	10 years

SUPPLEMENTARY INFORMATION

ENERGYNET.COM, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

Net capital	
Total stockholders' equity	$ 888,169
Deduct stockholders' equity not allowable for net capital	-
	888,169
Add	
Discretionary liabilities	-
Total capital and discretionary liabilities	888,169
Deductions and/or charges	
Nonallowable assets	236,179
Net capital before haircuts on securities (tentative net capital)	651,990
Haircuts on securities	328
Net capital	$ 651,662
Aggregate indebtedness	
Items included on the balance sheet	
Accounts payable and accrued liabilities	$ 71,387
Total aggregate indebtedness	$ 71,387
Computation of basis net capital requirement	
Minimum dollar net capital required at 6 2/3 percent	$ 4,759
Minimum dollar net capital required	$ 100,000
Excess net capital at 1,500 percent	$ 551,662
Excess net capital at 1,000 percent	$ 644,523

See independent auditors' report and accompanying notes to financial statements.

ENERGYNET.COM, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

Ratio: Aggregate indebtedness to net capital		.1095 to 1
Reconciliation with Company's computation		
Net capital, as reported in the Company's Part II (unaudited) Focus report	$	711,367
Net audit adjustments		59,705
Net capital per above	$	651,662

See independent auditors' report and accompanying notes to financial statements.

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL

Board of Directors
EnergyNet.com, Inc.

In planning and performing our audit of the financial statements and supplementary information of EnergyNet.com, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recording differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Govenors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

January 16, 2004